Exhibit 99.1

SciSparc Announces Initiation of Patient Recruitment for its Clinical Trial with SCI-210 in Children with Autism Spectrum Disorder

The clinical trial for SCI-210 will be conducted in Israel, after which the company aims to move forward with the commercialization process of SCI-210 first in the Israeli market

TEL AVIV, Israel, Jan. 29, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announces the initiation of patient recruitment for its clinical trial in children suffering from autism spectrum disorder (“ASD”) at Soroka Medical Center in Israel.

The double-blind, randomized and placebo-controlled study will be performed using SciSparc’s proprietary SCI-210, a combination of cannabidiol (CBD) and CannAmide™(SciSparc’s Palmitoylethanolamide), which is designed to alleviate ASD symptoms. SciSparc will enroll 60 subjects between the ages of five and 18, for 20 weeks, with the purpose of assessing how SCI-210 therapy compares to standard CBD treatment in managing symptoms of ASD.

The Company’s goal is to sell SCI-210 first in Israel and then in other countries, subject to obtaining the requisite regulatory approvals.

“The initiation of patient recruitment for this clinical study, that has the potential to address an area of unmet medical need, marks an exciting milestone for the team at SciSparc as it aligns with our mission to improve human health through the development of novel therapies,” said SciSparc’s Chief Executive Officer, Oz Adler. “We hope the outcome of the trial will enable the Company to procced with the commercialization process for SCI-210 in Israel.”

The trial has three primary efficacy metrics: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) performed by a clinician; and the effective therapeutic dose. The trial was designed in consultation with the National Autism Research Center, the leading research center for autism in Israel.

ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication. The term “spectrum” in autism spectrum disorder refers to the wide range of symptoms and severity.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the prospective design and objectives of the clinical trial, the Company’s commercialization intent with regards to SCI-210, the potential of the clinical study to address ASD, and the potential commercialization of SCI-210 in Israel. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055